Exhibit 99.1

Boston Carriers Inc. Announces Today completion of a Spot voyage contract of the MV Nikiforos ("Nikiforos")

ATHENS, Greece, December 21, 2017 /PRNewswire/ --

Boston Carriers Inc. (OTC: BSTN) ("Boston" or the "Company") announces that during December 2017, Nikiforos completed a spot voyage contract to transport approximately 44,000 tons in between Middle Eastern ports and further entered a repeat voyage for the same quantities which is expected to be completed within December 2017 as well. Upon completion of voyages approximately 375,000 USD of operating revenues will be accumulated which add to approximately 4,1 million usd from the beginning of the year compared to operating revenues of approximately 2,1 million usd for the year ended in December 31 2016.

Mr. Antonios Bertsos, Chairman and Chief Executive Officer, stated, "Boston's short term employment strategy allows the Company to capture any potential upside that arise in the dry bulk market."

Mr. Antonios Bertsos, added, "We believe in the dry bulk sector and will attempt to continue to grow our fleet with additional dry bulk Handysize-Handymax vessels."

About Boston Carriers Inc.

Boston Carriers Inc. is an international shipping company providing ideal solutions for seaborne transportation of dry bulk commodities through owned vessels.  Read more about Boston Carriers Inc. - http://www.bostoncarriers.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Boston may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Boston's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks will be included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Boston does not undertake any obligation to update any forward-looking statement, except as required under applicable law.